                                                   Filed by Agile Software Corp.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                     Subject Company: Agile Software Corporation
                                                  Commission File No.: 333-55332




                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 1




                                AGILE SOFTWARE

                               February 15, 2001
                                 4:00 p.m. CST



Coordinator           Go ahead, Mr. Shanahan.

T. Shanahan           Good afternoon, and welcome to the Agile Software
                      Quarterly Financial conference call. Tom Shanahan, Chief
                      Financial Officer. We also have Bryan Stolle, Agile's
                      Chairman and CEO, who will cover some of the highlights of Agile's Q3 performance, after I read a brief statement reviewing the Q3 financial results.

                      Also with us is Keith Krach, Chairman and CEO of Ariba, who will provide an update on the pending merger.

                      I will begin by reading our safe harbor statement. Information provided on this call that involves Agile's beliefs, hopes, plans, expectations, intentions or strategies regarding the future consist of forward-looking

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 2



                      statements that involve risks and uncertainties which are based upon information available to Agile as of the date of this call.

                      We can assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations.

                      Factors that could cause or contribute to such differences include, but are not limited to, delays and difficulties introducing new products, and upgrades of existing versions of our products, lack of market acceptance of Agile Anywhere, Agile Buyer, or other new products or services, inability to continue timely delivery of competitive new products and services, introduction of new products or services by major competitors, risks related to the Internet on our business and prospects, and our ability to recruit or retain necessary personnel.

                      These and other factors and risks associated with our business are discussed in the company's Form 10Q filed December 12, 2000.

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 3


                      I will now discuss numerical highlights from a press release covering the quarter ending on January 31, 2001, which we released at the close of market today. Agile Software Corporation announced today the results for the third fiscal quarter ended January 31, 2001. As was reported, record revenues of $25 million, an increase 192% over revenues of $8.6 million for the same quarter last year, and up 24% sequentially from Q2.

                      Pro forma net income, which excludes the effects of cheap stock charges, payroll tax on stock option exercises, and amortization of good will for the third fiscal quarter was $353,000, or $.01 per share compared to the consensus analysts estimate of breakeven, and a net loss of $1.7 million, or minus $.04 per share for the same quarter last year. The net reported loss to the company was $12.4 million or minus $.27 per share.

                      Fiscal Q3 was a solid quarter for Agile in all respects. We are pleased to note that licensed revenues grew by 228% from the year ago quarter, and were up 25% sequentially. We added 64 new customers this quarter, compared to 49 in the year ago quarter. International revenues reached 12% of total reported revenue, compared to 7% in the year ago quarter.

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 4


                      Service revenues were $2.3 million, compared to $1.3 million in the year ago quarter. Support revenues were $3.7 million compared to $1.5 million in the prior year period. This 147% increase reflects the continued growth in the installed base of Agile customers currently in excess of 670.

                      Growth margin for the quarter was 83% compared to 82% last quarter, reflecting the continued shift toward higher margin license revenue, which is now 76% of total revenue. Service and support growth margin also improved to 49% compared to 47% in the Q2 period.

                      We had 436 full-time employees at January 31st, up 10% from the end of Q2, and up 97% over the year ago quarter. We now have 48 account executives, compared to 46 at October 31, 2000.

                      Turning now to the expense categories, sales and marketing expenses were 66% of revenue, compared to 75% in the prior quarter. Research and development expenses were up to 29% of revenue compared to 27% in Q2. This increase reflects development costs associated with future product releases as Agile expands its business product footprint.

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 5


                      D&A expenses were down as a percentage of revenue reaching 6% compared to 7% in the prior quarter. Agile's operating loss, excluding cheap stock charges, payroll tax on stock option exercises, and amortization of goodwill was a loss of 18% for the quarter, compared to a loss of 27% in the prior quarter. Cheap stock charges in the quarter were $3.7 million. Net interest income decreased slightly to $4.8 million, compared to $4.9 million in the prior quarter due to generally declining market rates.

                      Agile's balance sheet remains strong. Cash and short-term investments increased in the quarter to $307 million, compared to $301 million in the prior quarter. Accounts receivable were at $18.3 million, equivalent to day sales outstanding of 67 days, which was under our target of 70 days and constant with a level reported in Q2.

                      Deferred revenue on the balance sheet at January 31 is $18 million, an increase of $3.5 million from the prior quarter.

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 6


                      Given the pending merger with Ariba we will defer giving future guidance on the financial outlook. Certainly, the current financial results are confirming of the company's strong pattern of consistent revenue growth.

                      I will now turn the meeting over to Bryan Stolle, our CEO, for commentary on Agile's recent performance.

B. Stolle             Thank you, Tom. There are several key milestones that are
                      important for any growing company. One of them is achieving $25 million in quarterly sales, representing
                      $100 million annual revenue run rate.

                      I'm therefore delighted to report Agile has now achieved that goal, increasing revenues five times since we went public a year and a half ago. Once again, and for the seventh consecutive quarter as a public company, we exceeded analysts' expectations for revenues, including once again more than tripling product licenses from the year ago quarter.

                      Another key milestone is achieving a cash flow positive position. We are, therefore, doubly pleased that we have achieved that measure of success reporting a $.01 per share pro forma profit, thereby joining Ariba as the

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 7


                      only other Internet B2B company to achieve this important milestone, and we did it ahead of analysts' expectations.

                      Despite the uncertain macro economic climate we once again saw revenues nearly triple, and license revenue accelerate yet again to 228% year over year growth. This continued growth was driven by, A, a very strong network effect in the electronics equipment sector, and growing penetration in semi-conductor industrial equipment, apparel, and other verticals; B, add-on orders that, once again, considerably exceeded our original expectations.

                      There's no better indicator of customer success and satisfaction than repeat purchases of your product. Agile has established an enviable track record of delivering on its promises, something not always seen in the software business, by delivering very tangible results in hard dollar ROI, and doing it very quickly.

                      In an uncertain economy, we believe these Agile attributes move purchases of solutions like Agile right to the top of the investment priority stack.

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 8


                      And, finally from increasing contributions from newer sources of revenue led by our international operations and Ariba buyer. Once again, Agile had well over 200 total transactions for the quarter, reflecting our insulation from big deal dependency. We also increased visibility through a significant increase in deferred revenue, and additional multi-period transactions.

                      At Agile, our focus is always on the customer first. And we have some notable new ones to talk about. In our traditional suites part of electronics equipment we added such noteworthy names as Microsoft/XBOX, Natural Micro Systems and Philips Components.

                      I am very pleased to announce at this time that Hitachi, the largest electronics company in Japan has entered into a multi-year, eight-figure agreement with Agile, joining both NEC and FUJI Photo as Japanese customers with more than a thousand subscribers each.

                      Add-ons in our electronics equipment segment were far too numerous to cover here, but of particular note are large orders from Solectron, Xircom,

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                          Page 9


                      Via System, Nokia, Sycamore Networks, Harmon International and Symbol Technology.

                      In medical devices, we received a significant transaction from Japanese medical device manufacturer, Sysmex, as well as notable add-ons from GE Medical, and VISX.

                      In semi-conductor, we were extremely delighted to sign up both Cadence's Tality operation, the largest IC design house in the world, and QUALCOMM, the leading provider of wireless IP. Both deals illustrate our broadening footprint across the entire semi-conductor value chain.

                      New deals continue to flow in other verticals, such as apparel, industrial, aerospace, and others. Industrial, in particular, was very strong this quarter, with wins at Coherent, a leading laser manufacturer; KLA-Tencore, one of the world's leading suppliers of process control and yield management solutions for the semi-conductor industry; Applied Materials, the leading worldwide supplier of products and services to the global semi-conductor industry; Ultra Clean Technology, a leading supplier of clean room systems; Comerit, the European leader in glass, terramide, and

                                                                  AGILE SOFTWARE
                                                        Moderator:  Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 10


                      carbon reinforcements for the composites industry; WEO McClain, a leading supplier of consumer and industrial heaters; and IDD Aerospace, a world class manufacturer of illuminated aircraft displays.

                      In a critical segment of the industrial vertical, Mechanical Manufacturing Service, or MMS Providers, the equivalent of Solectron in the electronics industry. We are also showing very good strength with wins at APW, a multi-billion dollar MMS and one of the world's largest; and Mack Molding, a full service contract manufacturer specializing in plastics design, prototyping and molding, as well as sheet metal fabrication.

                      As in past quarters, the pipeline continues to show substantial growth, and is now the largest we have ever seen. Increased pipeline also adds to our underlying confidence in the visibility that we have achieved.

                      On the direct material-sourcing front, we had a record quarter for Agile Buyer, headlined by a seven-figure agreement with SCI Systems.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 11

                      Internationally, we surpassed yet another corporate milestone, with contributions from Asia and Europe, for the first time passing 10% of total revenues, highlighted by eight figure agreement with Hitachi.

                      Of note, revenue recognition for Hitachi won't start until this next quarter, and we also expect significant additional business in both Europe and Asia Pacific in the coming quarters.

                      In terms of other developments, Agile announced the intention to merge with Ariba, pending legal, regulatory and shareholder approval processes. This merger represents a great opportunity to extend and accelerate Agile's vision and strategy of driving the network affect, providing deeper and richer collaborative solutions and extending the product footprint into other vertical industries.

                      Agile also announced a strategic partnership with Manugistics, whereby Manugistics will resell Agile's collaborative manufacturing commerce solutions, integrated with Manugistics network supply chain and e-business product suite.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 12

                      Together, the seamless integration between collaborative manufacturing, and enterprise profit optimization management will provide greater value to customers. Initial targets for the joint solution include the electronics high tech, and apparel markets, with others expected to follow.

                      Agile also announced an alliance with WebX, the company that powers real time communications on the Web to support Agile NetCCB, a new e-service hosted on MyAgile.com. Agile NetCCB will enable Agile customers and their supply chain partners to hold change control board meetings real time interactively on the Web, and collaborate in real time on product content by providing group access to bills and material change orders and drawings.

                      To wrap up, based on our third quarter results, ongoing sales activity driven by the network effect, and the growing contribution of newer revenue sources, we see the market for Agile's collaborative manufacturing commerce solutions expanding significantly throughout the remainder of the year.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 13

                      The early network effect we are starting to see in other verticals, as well as the high level of customer satisfaction and success we are seeing across the more than 100 companies outside our target vertical focus, has us well positioned to expand to new markets. We remain very positive about the outlook for the remainder of the fiscal year, and will continue to strive to exceed our customers and shareholders expectations. We are all looking forward to the coming quarter.

                      Now, I would like to turn it over the Keith Krach, Ariba Chairman and CEO to comment on the announced merger between Ariba and Agile. Keith?

K. Krach Thanks, Bryan. I really appreciate the opportunity to join the team on this call, and to give all of you an update on the progress of our strategic combination.

                      With the merger between Ariba and Agile, we both extend our lead into the next wave of B2B commerce by building on Ariba's network based commerce foundation, and unifying it with the leading collaboration company.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 14

                      In this next wave, companies will gain competitive advantage through Internet based coordination with their strategic partners. This is the shift from internal process improvement to multi-enterprise interaction. The combination of Agile and Ariba brings to together several major strengths.

                      First, the best in class solutions for collaborative manufacturing, and the best in class solutions for commerce transaction. Both technologies proven at industry leaders such as Cisco, Solectron, Lucent, amongst many others, as well as proven ROIs and impact on the bottom line. This combined company will have over 1,000 customers.

                      Second, similar histories as market leaders and market creators. Both of these companies, less than six years old, so it represents no Legacy code.

                      Third, similar cultures who succeeded in superior customer satisfaction in terms of rapid time to market and ease of use. The combined company will now have well over 2,000 employees.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 15

                      And, finally, two strong financial models with high growth, high margin software licensing, and strong network adoption effect. The combined company is approaching $1 billion in revenue from a run rate standpoint, and we will now have over $700 million of cash. But what excites me the most personally is bringing together two strong management teams, with similar cultures and values, focus on the customer, and focus on leadership through execution.

                      Now, let me quickly give you an update on where we are since our announcement. It's obviously only been a few weeks since the announcement, so there's not a lot of detail I can go into yet, but I'll give you a view of what we're focusing on between now, and the expected close in calendar Q2.

                      Organizationally, we have initiated the post-merger integration team, led by our Senior Vice President, Eileen Baschow, and managed by several members who also worked on our previous mergers. The overall plan is to create the collaborative solution to that division, headed by Bryan Stolle.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 16

                      All functional groups related to collaboration will report to Bryan. We've begun our kick-off meetings, and the detailed planning is in process.

                      From a products standpoint, our products folks have been talking daily and working on detailed plans for product integration at several levels. This includes ensuring that the combined sales force will have integrated products ready to demo. In fact, since Ariba has been partnered with Agile for several months, certain integrated products will even be in beta in several weeks. The multi-phased approach we'll be taking will be discussed at a deeper level in the future.

                      On the customer front, we're also seeing a lot of excitement in response to the announcement. Although we haven't begun any formal joint marketing as we wait to close the deal, a number of joint customers and joint prospects have been inviting us to speak to them. In addition, both systems integrator partners, as well as technology partners have expressed their excitement that they also get to expand their offering as a result of this combination.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 17

                      Overall, the teams are working hard at planning the integration, and I should mention that our team has done this very successfully in our previous combinations. We have templates in place for each of these functional integrations to help us move through this in a very systematic manner. As a result, employee attrition rates have been extremely low, and we've retained virtually all the team, including engineering and sales talent from previous combination.

                      In the case of Agile, we see very little overlap in the sales and R&D organizations, and throughout the different organizations, so our goal will be the same retention success. Also, if I look back at our revenue targets for trading dynamics in the TradeX deal, we've far exceeded our expectations over the last year. I think it's important data, and this shows that we've had experience and success at integrating complementary products and businesses in the past.

                      In summary, detailed plans are being rolled out as we speak in terms of systems, people, and processes, and we're ready to go as soon as the deal is closed.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 18

                      In conclusion, I'm absolutely thrilled about the opportunity this merger opens up for us. You could hardly design a better fit in terms of business model, culture, location, technology, history and vision. But, perhaps most of all, the thing that excites me the most is the leadership team and the people. Agile is really an incredibly first-rate team, as I get to know many of the employees, and, clearly, the leadership team.

                      So, with that, Bryan, I'll turn it back to you.

B. Stolle             Thanks, Keith.  We can now open up the phone for questions from the audience. Moderator?

Coordinator           Our first question is from Mr. James Moore from DB Alex
                      Brown.  Please go ahead, sir.

J. Moore Okay, thanks a lot. Congratulations on that great quarter once again. I was wondering, Tom, are you going to report another quarter after this, or is this going to be it?

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 19

T. Shanahan           The need for Agile to report another quarter will
                      depend on the timing of the transaction, a major uncertainty at this moment as to whether or not the SEC will review the documents. I think the working assumption is that they will, and therefore the closing would probably be around the end of April.

                      It's unlike, if that stays on that schedule, that we would have a need to report another quarter. And so, our expectation is that we will not.

J. Moore Okay. So that's basically the reason you're suspending any kind of guidance at this point?

T. Shanahan           That's correct.  With a transaction right in front of the
                      SEC, and with documents being reviewed, the advice we're getting is that it's best for us to hold guidance at this point.

J. Moore Okay. One other question, Keith, can you talk about how, with the joint entity, how you're going to sell the Agile capability, if it's a sale that only demands that functionality? Will it just be the Agile sales force, or will

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 20

                      the Ariba guys be trained up to sell it as well, and if so, on what time frame?

K. Krach Well, our sales teams right now are meeting and figuring out the best way to get synergy, not only from new green field opportunities, but cross-selling as well. Obviously, we want to take advantage of the expertise and Agile's sales force, in terms of their products.

                      But, we also want to cross-train the Ariba sales force as well. And I would say the vast majority of the Ariba sales people not only come from an enterprise background, but also from a manufacturing, and engineering collaboration standpoint.

                      So, we're putting that together. We see tremendous opportunities out there, Jim.

J. Moore Okay. And then, lastly, the new verticals that Ariba can bring you into, Bryan, can you talk about some that maybe look more visible than others at this point?

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 21

B. Stolle             Well, I think certainly you're already seeing us get a lot of traction in industrial. There are some very exciting opportunities in and around automotive. So, there's a lot that we're looking at right now and sorting through, both our marketing teams as well as Ken Coulter and our sales teams and the Ariba sales teams to figure out where we can really go and leverage into some new, big opportunities quickly.

J. Moore              Great.  Thanks a lot.

B. Stolle             Thank you.

Coordinator           Our next question is from Mr. Ian Martin of Chase. Please, go ahead, sir.

I. Martin             Congratulations, as well. Bryan, maybe you can talk from a high level. Obviously, some of your customers, particularly some of the folks who've had big repeat orders, have seen some tougher times in their business, a la Nortel today, etc., what kind of conversations are you having with them, relative to their plans, Agile rollouts, etc.?

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 22

B. Stolle             What we find is that when things slow down for these
                      folks, one of the things they start to look at really hard is how do they quickly get efficiencies in the business?
                      How can they do more without hiring more people? How can they reduce cost quickly, and at the same time continue to drive and accelerate their market share?

                      So, as the market slows down the competition gets tougher and taking market share from the competitor gets even more important, and that means servicing the customer better.

                      So, the bottom line is we're seeing as much or more activity than we've ever seen because perhaps the reason is that people have more time to really focus on their systems now.

I. Martin             Okay. And, a follow-up if Keith's there. Obviously, we
                      heard what the Agile Manu plans were at the meeting the other day, but maybe, Keith, you could give a comment on sort of where the Ariba Manugistics relationship is these days?

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 23

K. Krach Well, we're in together at a number of key customers. Big customers, for example, for Manugistics, companies like a Cisco and John Deere, both those companies have standardized on Ariba. We haven't put anything formal together with Manugistics but our strategy, always, from day one is to partner with the best in class organizations. So, I think this is a great tremendous asset that Agile brings to our strategic combination.

I. Martin             Great. And one last follow-on. Bryan, you commented seeing strong traction on the buyer side of the business this quarter. Can you put any color around that?

B. Stolle             Yes, there's really, with the release of Agile Buyer 6.0,
                      that has the strong OEM functionality tied together with what was already there for the EMS providers, we've now got a suite we can take out to our entire customer base, and fly that into. So, we're seeing a tremendous amount of activity.

                      We've gotten some very nice orders this quarter, highlighted by the seven figure transaction at SCI. And, again, it gets back to the fact that people are really trying to focus down now on their inventories, on what they're spending on materials, and are trying to cut those down because,

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 24

                      obviously, the less you spend on inventories and materials, then the better you're doing on your bottom line, and that's, obviously coming under pressure now.

I. Martin             Great.  Thanks.

B. Stolle             Thank you.

Coordinator           Our next question is from Mr. John Creegan of
                      Witt... Please go ahead, sir.

J. Creegan            Nice quarter. Can you guys just talk about Agile Buyer
                      just a little bit more? You said that you had a nice seven-figure deal, but of those 74 new customers that you signed in the quarter, what percentage or what number of that was actually Agile Buyer?

B. Stolle             That was actually 64 customers.

J. Creegan            Sixty-four, sorry.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 25

B. Stolle             We don't break out the revenues across the products, or
                      whatnot, but I can tell you we definitely had a record quarter for Agile Buyer. The biggest quarter we've had.

J. Creegan            Okay. And just as a follow-up, can you just talk about, I
                      mean, obviously, you're not going to stay away from what you're necessarily doing in terms of R&D, but is it more focused around the Buyer product?

B. Stolle             There's certainly a lot that we're doing around the Buyer
                      product to drive that forward. There's also a lot in and around the area of analytics, as you put these two products together so that you can have better visibility over your purchasing of direct materials, your sourcing, what the effect of changes might be on your supplier make-up.

                      So, there's a lot of very interesting areas that our customers are asking us to go and do some things, and to give them better visibility, better control over their strategic sourcing, and those things are only possible when you marry together that supply chain D&A we have with the bill of material and approved manufacture list together with the sourcing capabilities.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 26

                      And I've got to tell you, with this merger, we're really excited about what Ariba sourcing brings to that picture. And I can tell you there's already a couple of interesting opportunities we're working that have just substantial value for the customer, and should be very substantial benefit to the combined companies as well.

J. Creegan            Great.  Thanks, Bryan.

Coordinator           Our next question is from Laura Letterman of William
                      Blair. Please go ahead, ma'am.

L. Letterman          Yes. I have a few questions. I hate to ask the ubiquitous
                      economy question; obviously, your quarter was great, but did you see any signs of the changing economy? In other words, sales cycles any different? Any pricing, in terms of questions or customers balking on that at all? I know you're inexpensive, but just trying to get a sense of any tangible sense of a slowdown.

B. Stolle             Actually, if anything, we've done more big deals than
                      we've ever done, and I can tell you we've got more large
                      transactions sitting right in front of
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                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 27

                      us right now than we've ever seen. We're pushing pretty hard on that to make sure where these deals are, and we're getting nothing but positive comment on it.

                      I can tell you we have to ask our customers about it before they'll talk about whether or not they're seeing a slowdown effect. Outside of the PC business, it's not something that they're talking a lot about.

L. Letterman          So, there's no change in sales cycle or any of the
                      tangible metrics?

B. Stolle             No, there has not been.

L. Letterman          Shifting gears a little bit to competition, what
                      percentage of the deals this quarter did not have competition, and in the deals you did compete with a different vendor, who did you...?

B. Stolle             Over two-thirds of the business there's absolutely no
                      competition this quarter. We did four transactions this
                      quarter where we were competing with an engineering
                      information service provider. We took all four of those
                      transactions. There are a couple more of another one that
                      we took.
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                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 28

                      But, interestingly enough we're also starting to see some opportunities to perhaps start collaborating with some of those folks, and getting a little clearer on where we both bring the best value, which is not in the same place.

L. Letterman          Shifting competitive discussion to Agile Buyer, who do you see there competitively, and who do you expect to see?

B. Stolle             We don't see anybody right now. In terms of who do we
                      expect to see, I'd say it would be the usual suspects, but I would say we don't expect to see anybody over the next six to twelve months, really posing a notable threat at this point in time.

                      You could go to the usual suspects in the future, but as of right now, that one seems to be a pretty clean slate.

L. Letterman          Okay.  Thank you so much.  Great quarter.

B. Stolle             Thank you.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 29

Coordinator           Our next question is from Mr. Brent Still of Credit Suisse
                      First Boston. Please go ahead, sir.

B. Still Thanks. You guys have mentioned Hitachi with a stake in next quarter. Can you give us a sense of how many quarters that'll be drawn over?

B. Stolle             It'll be over a couple of years.

B. Still A couple of years, okay. And, from an ASP perspective, Bryan, I know you guys don't disclose the ASP, but could you quantify the price increase you've seen over the last three to six months, in terms of is it 30%, 40%?

B. Stolle             Roughly 45%. I would also point out, you've got to be a
                      little careful, well, actually you've got to be very careful with ASPs on the Agile business. Tom Shanahan, in his inevitable way, we only recognize parts of deals over time. So, for example, the ASP on Dell showed up as about
                      $600,000 yet the total value of that deal was several million dollars.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m, CST
                                                                         Page 30

                      So, because these deals often get broken out over multiple quarters, you've got to be a little careful with what the real ASP is, versus what you can calculate off the balance sheet, P&L.

B. Still And one, just for Keith and Bryan, if you guys could talk a little bit about, CNBC is out today talking a lot about Dell shutting down their marketplace. It doesn't seem to be a big impact on you, but if you could just clear the air on that, that would be great.

K. Krach              Yes, Dell continues to be a great customer for Ariba.
                      They've rolled out our Buyer product internally throughout Dell. We partner with them in many cases. I think they had some business reasons in terms of shutting down that site, and it's probably not appropriate for me to talk about that. They continue to be a great customer. I talk with Michael on a regular basis and we have a lot of go to market strategies together as well.

B. Still              Thanks.  Nice quarter.

K. Krach              Thanks.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 31


Coordinator           Our next question is from Mr. Brad Witt of Southwest
                      Securities. Please go ahead, sir.

B.Witt Yes, Bryan can you comment on the status of, I believe, its Version 7.0 for Agile Anywhere, and how that's coming along, and whether that, I noticed your R&D was up about 30% more than we had anticipated.

B. Stolle             Up 30% more?

B. Witt               Up 30% more than we had forecasted.

B. Stolle             A lot of that is some outsourcing work and other things
                      we're doing, so I wouldn't necessarily count on that being a long-term position or trend.

                      Secondly, Agile Anywhere 7.0 is tracking right on schedule right now, and should be out in calendar Q2, and we're pretty excited about getting it out there, as are the customers.

B. Witt What are the major enhancements to the product? Can you just go through a couple of those real quick?

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 32

B.Stolle Yes, some of the major enhancements are some stronger collaborative tools, especially around being able to visually look at non-database data. There are some stronger tools in and around XML, and additional things for XML integration, and primarily things that are really focused at enhancing the series of collaborative interactions that people have over the Web, in and around the core product D&A.

B. Witt Okay. You mentioned that some of the companies that you may have competed with some of the past, you're finding ways to co-exist it sounded like. I noticed, for example, Applied Materials, a large customer was Matrix One, and then its mentioned here as a customer of yours. Is that one that you would see some co-existence with, or that you're starting to see?

B. Stolle             I don't know if that's one I would pick. I think that is
                      indicative, though, of the fact that we definitely do different things and bring different values, and we expect supply to be a substantial customer over time.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 33

B. Witt Okay. Just real quick with Tom, any 10% or more revenue contributors in the quarter?

T. Shanahan           No.

B. Witt               Okay.  Thank you.  Great quarter.

B. Stolle             Thanks.

Coordinator           Our next question is from Mr. Ryan Novasik of U.S. Bank
                      Corp Piper Jaffrey. Please go ahead, sir.

R. Novasik            Good afternoon. Could you guys comment on how many seven
                      figure deals there were in the quarter and the timing revenue is going to be recognized for those, how many quarters it will extend over?

B. Stolle             We don't break those out, but we did have a significant
                      number, and they continue to increase. When the customers allow us to we announce those, so you'll see announcements. We don't announce all of them because

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 34

                      some customers don't want to disclose what they're doing with their private exchange activity.

                      In terms of the breakout, it really varies. We actively encourage all of the larger deals to be broken out over multiple quarters when at all possible, and that just varies based on the customer needs, and typically ranges anywhere from a couple of quarters to maybe eight quarters, and the average is probably three to four quarters.

R. Novasik            Great. Can you talk a little bit about the revenue mix
                      across the different verticals that you've announced in the press release, semi-conductor, automotive, industrial, and the electronics and high tech?

B. Stolle             The electronics equipment was probably in around 60%; and
                      these are rough off the top of my head numbers, but 60%;
                      semi was probably was 10-ish, maybe a little bit more than 10%; industrial was probably 25% this quarter, a very nice number; and then 5% was kind of across the... mix other things.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 35

                      Because we only have a focus on electronic equipment, semi-conductor, and medical device, actually I left medical device out of there, that was probably about close to 10% as well, so kind of... the numbers around, but because we don't have a focus on anything outside of that yet, from quarter to quarter, that just kind of moves around on other verticals. But, as I said, industrial was particularly strong this quarter.

R. Novasik            Great. And do you have a ballpark guess at what revenue
                      was from new customers versus existing?

T. Shanahan           This is Tom. We don't break that out. In general, the add-
                      on business is very strong around here, and is typically well over half of the license revenues in any given quarter.

R. Novasik            Thanks, gentlemen.

Coordinator           Our next question is from Mr. John Adell of Pacific Growth
                      Equity. Please go ahead, sir.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 36

J. Adell Hi. Thank you. I know you're not talking about guidance going forward, but if I might lob in a try here anyway. When the merger was announced a few weeks ago, I believe the indication was that it would be dilutive to Ariba's earnings for the first couple of quarters, and I'm wondering if, given the strength of Agile's business during this quarter, and the positive outlook going forward, does this change the potential for the deal to be accretive?

B. Stolle             Well, I think we have to, in effect, freeze our
                      disclosures on all of these topics based on the proxy being on file. I think you ought to take our comments today as confirming the disclosures that were made in that document.

J. Adell Okay. And then, just one quick follow-up in regards to the merger. Bryan, what specifically will be your role with the new company, and what will happen with the rest of the management team? How will they be folded in?

B. Stolle             Well, we very much want the management team to be a part
                      of this because one of the things that really makes this merger great is that we're

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 37

                      combining two companies with a lot of different skills in different areas, and we really need all that. You're putting together two very fast growing companies, and you always have a need for leadership and bandwidth and whatnot.

                      Also, everyone has signed up to join the new organization with some employment agreements; 29 out of 29 or our top management and executives. So, up and down the management team, everyone is very much behind this deal, and very excited about getting the work to really go drive this vision that we have of going after all of these collaborative commerce opportunities with this much more scaled up company that we have to do it with.

J. Adell              Terrific.  Thank you.

Coordinator           At this time, we'll have our final question from Mr. David
                      Hines. Please go ahead, sir, and state your company name.

D. Hines Yes, hi. David Hines, Evelyn Research. What is your policy for determining each quarter's bad debt expense on the Agile side of the

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 38

                      ledger? And then, what is it for Ariba, and what will be the policy going forward?

T. Shanahan           Well, let me answer it for us, and I'll hazard answer for
                      Bob Calderone, my counterpart at Ariba. First, the bad debt experience is to some extent based on the guidelines that are set forth in generally accepted accounting principles, and determined by our actual loss experience over time.

                      Certainly in the case of Agile, it's been a very low experience, but we do create a reserve in each quarter based on the guidelines for that calculation that we get from Price Waterhouse. I think that's equally in the true of Ariba. I do believe they made some adjustments last quarter, which they discussed on their conference call.

D. Hines Okay, on Ariba, then, is it measured in terms of days outstanding, or aging of accounts? How do you guys determine that?

T. Shanahan           Well, again, either company goes through a statistical
                      test based on their experience, plus they adjust it for new information, and I believe that Bob, in his review of those accounts, in some of the smaller dot com accounts

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 39

                      in relation to development in the marketplace, made some decision to make some precautionary reserves against specific accounts.

                      Again, that is a permitted and recommended under generally accepted accounting principles.

D. Hines Oh, yes, if you don't have bad debt expense, then you're not being aggressive enough. I was just curious about how you determined it.

K. Krach If you have any further questions, you're more than welcome, and we'll set it up, to talk with Bob Calderone in more detail to answer any more detailed questions.

D. Hines              Very good.  Thank you.

B. Stolle             So we have used the available time for this call. On
                      behalf, in this case, of Agile and Keith Krach at Ariba, I would like to thank you for your interest in out respectively combined companies, and we'll sign off at this time.

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 40

Coordinator           Ladies and gentlemen, thank you for joining today's
                      conference call. At this time, your conference is completed. You may now disconnect.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q, as well as the Form S-4 registration statement filed by Ariba on February 9, 2001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Ariba or Agile with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile. Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba. Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and

                                                                  AGILE SOFTWARE
                                                         Moderator: Tom Shanahan
                                                 February 15, 2001/4:00 p.m. CST
                                                                         Page 41

directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.